EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Avado Brands, Inc.

We consent to the incorporation by reference in the registration statement to be filed on Form S-8 by Avado Brands, Inc. of our report dated January 26, 2001, except for the last paragraph of Note 7, which is as of April 2, 2001, with respect to the consolidated balance sheets of Avado Brands, Inc. and subsidiaries as of December 31, 2000 and January 2, 2000 and the related consolidated statements of earnings, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the 2000 Annual Report on Form 10-K of Avado Brands, Inc.

/s/ KPMG LLP

KPMG LLP

Atlanta, Georgia
November 27, 2001